UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     January 22, 2016

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Submission of Interim Report on Form 6-K

to the U.S. Securities and Exchange Commission

TOKYO, January 22, 2016 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President: Koichi Miyata) hereby announces that, on January 21, 2016 (Eastern Standard Time), SMFG submitted an interim report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”).

A copy of the interim report on Form 6-K can be viewed and obtained at SMFG’s website at http://www.smfg.co.jp/english/investor/financial/annual.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

Attachment:

 (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

This document contains a summary of SMFG’s consolidated interim financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its interim report on Form 6-K submitted to the U.S. Securities and Exchange Commission on January 21, 2016. This document does not contain all of the information in the interim report on Form 6-K that may be important to you. You should read the entire interim report on Form 6-K carefully to obtain a comprehensive understanding of SMFG’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of SMFG and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

(Reference) Consolidated Financial Statements (IFRS) (Unaudited)

Consolidated Statement of Financial Position (Unaudited)

(In millions)

	At March 31,	At September 30,
	2015	2015
Assets:
Cash and deposits with banks	¥40,112,783	¥43,744,530
Call loans and bills bought	1,326,965	1,376,649
Reverse repurchase agreements and cash collateral on securities borrowed	7,218,498	7,271,099
Trading assets	3,243,185	3,814,598
Derivative financial instruments	6,471,203	5,454,205
Financial assets at fair value through profit or loss	1,785,684	1,680,454
Investment securities	24,239,656	22,616,719
Loans and advances	86,971,716	88,406,900
Investments in associates and joint ventures	619,814	647,710
Property, plant and equipment	2,496,497	2,574,377
Intangible assets	975,995	988,163
Other assets	3,485,123	3,522,374
Current tax assets	116,847	88,653
Deferred tax assets	117,500	118,992
Total assets	¥179,181,466	¥182,305,423
Liabilities:
Deposits	¥115,833,980	¥118,320,072
Call money and bills sold	5,873,124	6,218,629
Repurchase agreements and cash collateral on securities lent	8,820,083	9,339,109
Trading liabilities	2,193,400	2,297,062
Derivative financial instruments	6,739,787	5,547,424
Borrowings	11,217,052	11,339,489
Debt securities in issue	11,051,431	11,439,815
Provisions	207,624	164,752
Other liabilities	5,548,965	5,972,175
Current tax liabilities	111,365	111,712
Deferred tax liabilities	563,805	381,229
Total liabilities	168,160,616	171,131,468
Equity:
Capital stock	2,337,896	2,337,896
Capital surplus	862,971	863,216
Retained earnings	3,554,688	3,889,763
Other reserves	2,759,084	2,272,304
Treasury stock	(175,261)	(175,345)
Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	9,339,378	9,187,834
Non-controlling interests	1,681,472	1,686,226
Equity attributable to other equity instruments holders	—	299,895
Total equity	11,020,850	11,173,955
Total equity and liabilities	¥179,181,466	¥182,305,423

Consolidated Income Statement (Unaudited)

(In millions, except per share data)

	For the six months ended
	September 30,
	2014	2015
Interest income	¥875,491	¥919,910
Interest expense	174,811	208,923
Net interest income	700,680	710,987

Fee and commission income	476,927	509,064
Fee and commission expense	69,057	71,199
Net fee and commission income	407,870	437,865

Net trading income	75,980	162,980
Net income (loss) from financial assets at fair value through profit or loss	15,502	(409)
Net investment income	201,635	218,233
Other income	157,613	209,427
Total operating income	1,559,280	1,739,083

Impairment charges on financial assets	20,933	67,280
Net operating income	1,538,347	1,671,803

General and administrative expenses	790,640	840,045
Other expenses	134,142	162,994
Operating expenses	924,782	1,003,039

Share of post-tax profit of associates and joint ventures	12,084	17,112
Profit before tax	625,649	685,876

Income tax expense	178,783	189,507
Net profit	¥446,866	¥496,369

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥390,728	¥444,452
Non-controlling interests	56,138	51,917

Earnings per share:
Basic	¥285.77	¥325.07
Diluted	285.61	324.86

Consolidated Statement of Comprehensive Income (Unaudited)

(In millions)

	For the six months ended September 30,
	2014	2015
Net profit	¥446,866	¥496,369
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	90,830	(75,100)

Share of other comprehensive income (loss) of associates and joint ventures	65	52

Income tax relating to items that will not be reclassified	(32,260)	23,687
Total items that will not be reclassified to profit or loss, net of tax	58,635	(51,361)

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	540,465	(455,598)
Reclassification adjustments for (gains) losses included in net profit, before tax	(141,810)	(141,607)

Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	76,973	(26,194)
Reclassification adjustments for losses (gains) included in net profit, before tax	—	8

Share of other comprehensive income (loss) of associates and joint ventures	(2,210)	(11,237)

Income tax relating to items that may be reclassified	(147,687)	194,741
Total items that may be reclassified subsequently to profit or loss, net of tax	325,731	(439,887)

Other comprehensive income (loss), net of tax	384,366	(491,248)
Total comprehensive income	¥831,232	¥5,121

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥750,281	¥(42,328)
Non-controlling interests	80,951	47,449